Exhibit 99.10

NexGen Energy Ltd.

Head Office

3150 – 1021 West Hastings Street

Vancouver, BC, V6E 0C3

Tel: 604.428.4112

Fax: 604.259.0321

Saskatoon Office

Suite 200, 475-2nd Ave S

Saskatoon SK, S7K 1P4

Tel: 306 954 2275

In connection with the Annual Report on Form 40-F of NexGen Energy Ltd. (the “Annual Report”) for the year ended December 31, 2023, I, Jason Craven, P.Geo., Exploration Manager for NexGen Energy Ltd., hereby consent to the references in the Annual Report and in NexGen Energy Ltd.’s Registration Statement on Form F-10 (File No. 333-275839) (the “Registration Statement”) to my name, and the inclusion and incorporation by reference in the Annual Report and in the Registration Statement of the information prepared by me, that I supervised the preparation of or reviewed or approved by me that is of scientific or technical nature and all other references to such information included or incorporated by reference in the Annual Report and in the Registration Statement.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Annual Report and the Registration Statement.

Dated: March 6, 2024

/s/ Jason Craven
Jason Craven, P. Geo.